02056412

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

P.E. 8/1/02

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: August 28, 2002

By: W.S. J[signature]

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES EXECUTIVE APPOINTMENT

Toronto, Ontario (August 20, 2002) – William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointment of John McGlynn to Vice President, Finance of Kingsway Financial Services.

Mr. McGlynn brings over 20 years of insurance experience to his new position. Prior to joining Kingsway, Mr. McGlynn has held various executive positions within the property and casualty industry in Canada, the United States and Europe. Most recently he was President & Chief Operating Officer of a Ontario based property and casualty insurer.

"I am pleased to welcome John to the executive team of Kingsway Financial Services Inc.", said Bill Star, President & Chief Executive Officer. "John's experience and knowledge in the insurance industry and financial fields brings additional strength to the executive team. John will work closely with Shaun Jackson as part of our finance group. John's focus will be in the financial control and reporting area supporting Shaun whose role has expanded into operational and investor relations as the company has grown."

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

- 30 -

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com